UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TERADATA CORPORATION
10000 Innovation Drive
Dayton, Ohio 45342

TERADATA SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Trustees
Teradata Savings Plan

We have audited the accompanying statements of net assets available for benefits of Teradata Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at the end of year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
Dayton, Ohio
June 27, 2017

TERADATA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2016	2015
Assets
Investments, at fair value:
Mutual funds	$284,531,808	$285,789,195
Common/collective trust funds	595,125,835	564,936,613
Money market funds	55,046,036	50,686,575
Teradata Corporation common stock	20,536,798	21,464,770
Total investments	955,240,477	922,877,153
Receivables:
Notes receivable from participants	7,412,827	8,377,924
Other receivables	3,514	3,633
Total receivables	7,416,341	8,381,557
Total assets	962,656,818	931,258,710
Liabilities
Accounts payable	14,221	16,421
Accrued expenses	132,565	43,062
Other	29	—
Total liabilities	146,815	59,483

Net assets available for benefits	$962,510,003	$931,199,227
The accompanying notes are an integral part of these financial statements.

TERADATA SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2016
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$63,154,383
Interest and dividends	8,290,751
Total investment income	71,445,134

Participant loan interest income	337,572

Contributions:
Participant	41,775,283
Employer	19,031,848
Rollovers and other	3,721,404
Total contributions	64,528,535
Total additions	136,311,241
Deductions from net assets attributed to:
Benefits paid to participants	104,818,299
Administrative expenses	182,166
Total deductions	105,000,465
Net increase in net assets	31,310,776
Net assets available for benefits:
Beginning of year	931,199,227
End of year	$962,510,003

The accompanying notes are an integral part of these financial statements.

TERADATA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
General
The Teradata Savings Plan (the “Plan”) is a defined contribution plan established on October 1, 2007 by the Board of Directors of Teradata Corporation (“Teradata” or the “Company”). The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).
Eligibility
The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) beginning on the first day of employment.
Contributions and Funding
All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions made by participants with prior year compensation of $120,000 and over. Annual tax-deferred contributions per participant for the 2016 Plan year were limited to $18,000.
For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.
The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $6,000 in 2016.
Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including target date funds, market index funds, actively managed funds, self directed brokerage and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.
Vesting and Forfeitures
Participants are immediately vested in their contributions plus actual earnings on their contributions. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.
Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to either reduce future Company matching contributions or pay certain administrative expenses of the Plan. During the Plan year, forfeitures used to offset Company matching contributions were $1,200,000. The amounts of unallocated forfeitures at December 31, 2016 and 2015 were $404,405 and $557,997, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%, using the prime rate reported by Reuters. The term of the loan may be between one and five years. Principal and interest is paid ratably through bi-weekly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default. Participant loan interest rates are between 4.25% - 4.50% .
Withdrawals and Benefits
Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), in the case of a qualified reservist called to active duty, or in the case of absence from employment due to qualified military service for more than 30 days, and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59 1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age 59 1/2, or upon termination of employment.
Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70 1/2, may leave the vested benefits within the Plan until reaching age 70 1/2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.
Termination of the Plan
The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Teradata Board of Directors.
Plan Expenses
A portion of the Plan’s administrative expenses are paid by Teradata. However, at the Company’s discretion, Teradata may choose to utilize available revenue credits, based on a revenue sharing program between Teradata and Fidelity Investments (“Fidelity”), to offset expenses related to the administration of the Plan.
Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.
Rollover Contributions
Participant rollover contributions are included as participant contributions in the statement of changes in net assets available for benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Teradata Corporation common stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method. Investment contracts held by a defined-contribution plan are required to be reported at fair value.

Notes Receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued (unpaid) interest. Delinquent loans are treated as distributions based on the terms of the Plan document.
Reclassifications
Certain amounts reported in the prior year financial statements have been reclassified to conform to the current year presentation. This includes respective amounts disclosed in these notes to the financial statements.
Risk and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission ("SEC").

3. FAIR VALUE MEASUREMENTS
The Company follows the accounting standard dealing with fair value measurements for financial and non-financial assets and liabilities recorded at fair value on a recurring basis, wherein a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Common stocks, mutual funds and money market funds: Values derived from quoted market prices in active markets.
Common/collective trust funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. A fund’s NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions. This practical expedient would not be used if it is determined to be probable that the Fund will sell the investment for an amount different from reported net asset value.  Participant transactions (purchases and sales) may occur daily.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds	$284,531,808	$284,531,808	$—	$—
Teradata Corporation common stock	20,536,798	20,536,798	—	—
Money market funds	55,046,036	55,046,036	—	—
Investments measured at fair value	360,114,642	360,114,642	—	$—
Investments measured at NAV	595,125,835
Total investments, at fair value	$955,240,477

	2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds	$285,789,195	$285,789,195	$—	$—
Teradata Corporation common stock	21,464,770	21,464,770	—	—
Money market funds	50,686,575	50,686,575	—	—
Investments measured at fair value	357,940,540	357,940,540	—	—
Investments measured at NAV	564,936,613
Total investments, at fair value	$922,877,153
The following tables set forth a summary of the Plan's investment in common collective trust funds, reported at net asset value ("NAV") as of December 31:

Investment	2016 Fair Value	2015 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
AllianceBernstein Global Real Estate Securities Collective Trust	$37,691,319	$37,089,619	N/A	Daily	(1)
Fidelity Contrafund - Commingled Pool	$56,666,505	$62,583,398	N/A	Daily	N/A
Fidelity Managed Income Portfolio	$20,651,245	$16,520,019	N/A	Daily	(2)
Northern Trust QM Daily All Country World ex NL	$10,588,996	$10,987,083	N/A	Daily	N/A
Northern Trust Russell 2000® Index Fund NL Tier 2	$77,349,607	$69,162,882	N/A	Daily	N/A
Northern Trust Russell 3000® Index Fund NL	$24,681,113	$22,840,066	N/A	Daily	N/A
Northern Trust Russell S&P 500® Index Fund NL Tier 2	$78,430,004	$66,980,827	N/A	Daily	N/A
Northern Trust Russell S&P 500® Index Fund NL Tier J	$168,097,592	$162,568,358	N/A	Daily	N/A
Northern Trust TIPS Index Fund NL	$19,140,267	$18,060,719	N/A	Daily	N/A
NT Collective Aggregate Bond Index NL Fund Tier 2	$37,638,301	$35,782,283	N/A	Daily	N/A
NT Collective Aggregate Bond Index NL Fund Tier J	$62,508,083	$61,121,181	N/A	Daily	N/A
NT Short Term Govt Bond Index Fund Lending	$1,682,803	$1,240,178	N/A	Daily	N/A
(1) A withdraw of substantially all of the Plan assets requires a 30 day notice.
(2) If exchanging from the Fidelity Managed Income Portfolio Fund into a competing fund, an exchange into a non-competing fund for 90 days is required first.
4. RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)
Related party transactions consisted of loans made to participants and investments in Teradata Corporation Common Stock. At December 31, 2016 the Plan held 755,863 shares of Teradata common stock valued at $20,536,798. At December 31, 2015 the Plan held 812,444 shares of Teradata common stock valued at $21,464,770 . Fidelity serves as a manager of certain Plan investments. An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. Additionally AllianceBernstein Trust Company, LLC is a party in interest serving as custodian of the target date funds. The cash receipts from Fidelity and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under ERISA. Administrative expenses, net of revenue credits, were $182,166 during 2016.

5. TAX STATUS
The Company received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). Therefore, the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.
Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.
The Plan administrator evaluated the Plan’s tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to tax examinations by tax authorities for all open Plan years.

Schedule H, Line 4i – Schedule of Assets Held at End of Year**
EIN – 75-3236470
Plan-001

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost****	(e) Current Value
	Common Stock
*	Teradata Corporation	755,863	shares		$20,536,798
	Common/Collective Trusts
*	Fidelity Contrafund - Commingled Pool	4,714,351	shares		$56,666,505
	Northern Trust Russell 2000® Index Fund NL Tier 2	312,021	shares		77,349,607
	Northern Trust Russell 3000® Index Fund NL	765,021	shares		24,681,113
	Northern Trust Russell S&P 500® Index Fund NL Tier 2	402,990	shares		78,430,004
*	Northern Trust Russell S&P 500® Index Fund NL Tier J	22,364	shares		168,097,592
	Fidelity Managed Income Portfolio	20,651,245	shares		20,651,245
	Northern Trust TIPS Index Fund	139,325	shares		19,140,267
	NT Collective Aggregate Bond Index NL Fund Tier 2	293,866	shares		37,638,301
	NT Collective Aggregate Bond Index NL Fund Tier J	460,604	shares		62,508,083
	NT Short Term Govt Bond Index Fund Lending	5,952	shares		1,682,803
	AllianceBernstein Global Real Estate Securities Collective Trust	2,761,289	shares		37,691,319
*	Northern Trust QM Daily All Country World ex NL	82,727	shares		10,588,996
	Total common/collective trusts				$595,125,835
	Mutual Funds
	Wells Fargo Emerging Growth Institution	858,921	shares		$12,007,713
	Allianz NFJ Small-Cap Value Fund Administrative Class	1,005,431	shares		26,231,704
	Sound Shore Fund	330,950	shares		14,657,764
	PIMCO Total Return Inst CL	2,743,503	shares		27,517,339
	Lazard Emerging Mkts Equity Instl CL	1,540,396	shares		24,584,612
	MFS Institutional International Equity Class Fund I	4,303,303	shares		87,184,368
*	Fidelity BrokerageLink***				92,348,308
	Total mutual funds				$284,531,808
	Money Market Funds
*	Fidelity Institutional Money Market -Treasury	36,532,107	shares		$36,532,107
*	Fidelity BrokerageLink***				18,297,321
*	Fidelity Institutional Money Market - Money Market Portfolio - Class I	216,608	shares		216,608
	Total money market funds				$55,046,036
*	Participant Loans	*****			$7,412,827
	TOTAL				$962,653,304

*	Identifies a party-in-interest to the Plan.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	These line items represent the aggregate value of participant-directed mutual fund and money market fund investments held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.
****	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.
*****	The participant loan interest rates are between 4.25% - 4.50%. The loan terms are between one and five years.

EXHIBIT LISTING

SIGNATURES
Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date:	June 27, 2017	By:	/s/ Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer